

August 5, 2010

Sam K. Duncan, CEO
OfficeMax Incorporated
263 Shuman Blvd.
Naperville, Illinois 60563

> **Re:** **OfficeMax Incorporated**
> **Form 10-K for Fiscal Year Ended December 26, 2009**
> **Filed February 22, 2010**
> **File No. 001-5057**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 4, 2010**
> **File No. 001-5057**

Dear Mr. Duncan:

We have reviewed your filing and have the following comment. In our comment, we asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Schedule 14A Filed March 4, 2010

Executive Compensation, page 32

1. Please refer to the section entitled, "2008 Long-Term Incentive Plan Actual Results," on page 53. We note this disclosure does not quantify the two-year cumulative EBIT dollar measure for the completed 2008/2009 period. In future filings, please disclose the specific performance targets for completed periods or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In your response, please indicate your intent to include the requested

revision in future filings and provide a draft of your proposed disclosure. To the extent that it is appropriate to omit specific targets, please provide us the disclosure pursuant to Instruction 4 to Item 402(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc:    Bruce Besanko, CFO
         Fax: (630) 864-4524